UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
31679F101
(CUSIP Number)

Leonard M. Tannenbaum 10 Bank Street, 12th Floor White Plains, New York 10606
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31679F101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard M. Tannenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 340,453
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Fifth Street Senior Floating Rate Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 10 Bank Street, 12th Floor, White Plains, New York 10606.
Item 2.        Identity and Background

This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America, and the chief executive officer and a director (vice chairman) of the Issuer. Mr. Tannenbaum’s business address is 10 Bank Street, 12th Floor, White Plains, New York 10606.
During the last five years, Mr. Tannenbaum has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.        Source and Amount of Funds or Other Consideration

The acquisition of the Shares reported on this Schedule 13D was made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds 226,968 of the Shares as well as other securities in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares reported herein.
Item 4.        Purpose of Transaction

The acquisition of the Shares reported on this Schedule 13D was made with investment intent only and was not made with the intent of influencing or changing the control of the Issuer or otherwise influencing or changing the Issuer’s business or corporate structure or any material provisions in its charter, bylaws or other organizational documents.

Item 5.        Interest in Securities of the Issuer

As of the date of this filing on Schedule 13D, Mr. Tannenbaum holds and has sole voting power over 340,453 Shares, or 5.1% of the number of Shares issued and outstanding. Of the 340,453 Shares held by Mr. Tannenbaum, 49,071 Shares are owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to all of such Shares, Mr. Tannenbaum has sole voting and investment power over them, but has no pecuniary interest in, and expressly disclaims beneficial ownership of, such Shares. Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2013, filed with the Securities and Exchange Commission on February 13, 2014, the Issuer had 6,666,768 issued and outstanding Shares. Based on this amount, Mr. Tannenbaum has sole voting power over 5.1% of the total issued and outstanding Shares of the Issuer.
Mr. Tannenbaum has purchased a total of 134,837 Shares during the past 60 days of which

39,071 Shares are held by the Leonard M. Tannenbaum Foundation. Please see the below chart detailing the date, price and number of Shares purchased in connection with each acquisition made over the past 60 days. Mr. Tannenbaum made all such acquisitions in the open market.

Date	Price	Quantity of Shares
February 18, 2014	$14.09	500
February 18, 2014	$14.095	100
February 18, 2014	$14.098	100
February 18, 2014	$14.10	9,300
February 19, 2014	$14,10	10,000
February 19, 2014	$14.12	10,000
February 20, 2014	$14.10	14,100
February 20, 2014	$14.15	2,400
February 21, 2014	$14.10	116
February 24, 2014	$13.9999	400
February 24, 2014	$14.00	2,400
February 24, 2014	$14.03	1,350
February 25, 2014	$14.00	10,000
February 27, 2014	$14.00	8,500*
February 27, 2014	$14.1299	100*
February 27, 2014	$14.13	2,350*
February 27, 2014	$14.14	600*
February 27, 2014	$14.15	6,950*
February 28, 2014	$14.10	1,771*
February 28, 2014	$14.12	100*
February 28, 2014	$14.13	100*
February 28, 2014	$14.14	8,600*
February 28, 2014	$14.19	700*
February 28, 2014	$14.20	9,300*
February 28, 2014	$14.16	15,000
February 28, 2014	$14.20	13,400
February 28, 2014	$14.195	1,400
February 28, 2014	$14.19	5,200
* Shares held by Leonard M. Tannenbaum Foundation

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Tannenbaum holds 226,968 of the Shares reported herein in a margin account pursuant to a brokerage agreement.
Item 7.    Materials to be Filed as Exhibits

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 20, 2014

By: /s/ Leonard M. Tannenbaum
Name: Leonard M. Tannenbaum